UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

Report on Form 6-K dated June 26, 2025

(Commission File No. 1-13202)

Nokia Corporation

Karakaari 7

FI-02610 Espoo

Finland

(Translation of the registrant’s name into English and address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒	Form 40-F: ☐

Enclosures:

•	Chief People Officer, Lorna Gibb to leave Nokia

Stock exchange release	1 (1)

Nokia Corporation

Stock Exchange Release

26 June 2025 at 10:00 EEST

Chief People Officer, Lorna Gibb to leave Nokia

Espoo, Finland – Nokia today announces that its Chief People Officer, Lorna Gibb, has decided to leave the company and step down from its Group Leadership Team to pursue another opportunity, effective today. A recruitment process has begun for her successor.

Lorna joined Nokia in 2020 and has been the Chief People Officer and a member of the Group Leadership Team since June 2024. She has been responsible for evolving Nokia’s people strategy and driving forward our talent and leadership programs.

Esa Niinimäki, Chief Legal Officer, will assume Lorna’s responsibilities in the interim period as the search commences.

About Nokia

At Nokia, we create technology that helps the world act together.

As a B2B technology innovation leader, we are pioneering networks that sense, think and act by leveraging our work across mobile, fixed and cloud networks. In addition, we create value with intellectual property and long-term research, led by the award-winning Nokia Bell Labs, which is celebrating 100 years of innovation.

With truly open architectures that seamlessly integrate into any ecosystem, our high-performance networks create new opportunities for monetization and scale. Service providers, enterprises and partners worldwide trust Nokia to deliver secure, reliable and sustainable networks today – and work with us to create the digital services and applications of the future.

Media inquiries

Nokia Communications

Maria Vaismaa, Global Head of External Communications

Phone: +358 10 448 4900
Email: press.services@nokia.com

Nokia Investor Relations
Phone: +358 931 580 507
Email: investor.relations@nokia.com

www.nokia.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Nokia Corporation, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 26, 2025	Nokia Corporation

	By:	/s/ Johanna Mandelin
	Name:	Johanna Mandelin
	Title:	Vice President, Corporate Legal